CONSENT OF QUALIFIED PERSON

To: All Applicable Securities Regulatory Authorities

Re: 43-101 Technical Report Mineral Resource Update Yerington Copper Project

I, Rex Clair Bryan, Ph.D., consent to the public filing by Singatse Peak Services LLC (“SPS”) of the technical report titled “NI 43-101 Technical Report Mineral Resource Update Yerington Copper Project” effective date November 20, 2013, issued on January 6, 2014 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the press release of Singatse Peak Services LLC dated November 20, 2013 (the “Press Release”).

I certify that I have read the Press Release filed by SPS on November 20, 2013 and that the Press Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 6th day of January 2014.

”Rex Clair Bryan, Ph.D.” – Signed
By: Rex Clair Bryan, Ph.D., Qualified Person

Tetra Tech
350 Indiana Street, Suite 500, Golden, CO 80401
Tel 303.217.5700 / 877.855.2655 Fax 303.217.5705 www.tetratech.com